ARTICLES OF AMENDMENT-DOMESTIC CORPORATION

OF

VERTICALNET, INC.

Article SEVENTH is hereby amended to read in its entirety as follows:

SEVENTH: Capital Stock. The aggregate number of shares which the corporation shall have authority to issue is 155,000,000 shares, par value one cent ($0.01) per share, consisting of:

(a) 120,000,000 shares of Common Stock (“Common Stock”); and

(b) 35,000,000 shares of Preferred Stock.

Effective immediately upon the filing of the Articles of Amendment containing this Amendment with the Pennsylvania Secretary of State, every eight (8) outstanding shares of Common Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one share of Common Stock. The authorized shares of Common Stock of the Corporation shall be reduced proportionately to the number of shares set forth above in this Article SEVENTH. No fractional share shall be issued in connection with the foregoing stock split; all shares of Common Stock so split that are held by a shareholder will be aggregated and each fractional share resulting from such aggregation shall be rounded up to the nearest whole share and no cash payment will be made in respect to such rounding.